UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 5, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Fundamental Changes

On August 6, 2020, the board of directors (the “Board”), including all of the independent directors, of BRIX REIT, Inc. (the “Company”) approved a plan of complete liquidation and dissolution (the “Plan”) which remains pending, subject to the approval of a majority of the outstanding shares of the Company’s common stock. The Plan provides for the sale of all or substantially all of the Company’s assets. The Company will use the proceeds of such sales to pay or provide for payment of the Company’s liabilities and expenses and will distribute the remaining proceeds of the liquidation of the assets, if any, to the Company’s stockholders, after which the Company will wind up operations and dissolve. The Board determined that the Plan is the best alternative available to the Company given the impact of the COVID-19 pandemic on the Company’s tenants and resulting decline in the Company’s net asset value per share, and therefore recommended that the Company’s stockholders approve the Plan. The Company submitted the Plan for the stockholders’ approval on August 7, 2020. Subject to stockholder approval, the Company expects to implement the Plan over the next 12 months.

The material terms of the Plan are qualified in their entirety by the Plan of Complete Liquidation and Dissolution attached as Exhibit 7 to this Current Report on Form 1-U and incorporated herein by reference.

Item 9. Other Events

In the Company’s ongoing efforts to reduce expenses, Caroline Harkins voluntarily resigned from the Board effective as of August 5, 2020, and on August 6, 2020, the Company’s remaining three independent directors agreed to a 73% reduction in their compensation and will only receive $2,500 per quarter for their services to the Company.

Exhibits

Exhibit No.	Description
7	Plan of Complete Liquidation and Dissolution.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: August 10, 2020